Exhibit 99.1

Stratasys to Combine with Desktop Metal in Approximately $1.8 Billion All-Stock Transaction

Merger Creates a Next-Generation Additive Manufacturing Company Delivering Industrial Polymer, Metal, Sand and Ceramic Solutions from Design to Mass Production

Combined Company Expected to Generate $1.1 Billion in Revenue with Adjusted EBITDA Margin of 10%-12% in 2025

Stratasys and Desktop Metal Reaffirm Previously Provided Guidance

Companies to Host Conference Call to Discuss Transaction Today at 8:30 A.M. ET

Visit www.NextGenerationAM.com for More Information

MINNEAPOLIS and REHOVOT, Israel, and BOSTON — May 25, 2023 — Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) and Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) today announced that they have entered into a definitive agreement whereby the companies will combine in an all-stock transaction valued at approximately $1.8 billion. The transaction unites the polymer strengths of Stratasys with the complementary industrial mass production leadership of Desktop Metal’s brands, creating an additive manufacturing company that is expected to be well-positioned to serve the evolving needs of customers in manufacturing.

Stratasys and Desktop Metal are expected to generate $1.1 billion in 2025 revenue, with significant upside potential in a total addressable market of more than $100 billion by 2032.

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Desktop Metal stockholders will receive 0.123 ordinary shares of Stratasys for each share of Desktop Metal Class A common stock. This represents a value of approximately $1.88 per share of Desktop Metal Class A common stock based on the closing price of a Stratasys ordinary share of $15.26 on May 23, 2023. Following the closing of the transaction, which is expected to occur in the fourth quarter of 2023, existing Stratasys shareholders will own approximately 59% of the combined company, and legacy Desktop Metal stockholders will own approximately 41% of the combined company, in each case, on a fully diluted basis.

“Today is an important day in Stratasys’ evolution,” said Dr. Yoav Zeif, CEO of Stratasys. “The combination with Desktop Metal will accelerate our growth trajectory by uniting two leaders to create a premier global provider of industrial additive manufacturing solutions. With attractive positions across complementary product offerings, including aerospace, automotive, consumer products, healthcare and dental, as well as one of the largest and most experienced R&D teams, industry-leading go-to-market infrastructure and a robust balance sheet, the combined company will be committed to delivering ongoing innovation while providing outstanding service to customers. We look forward to building on the complementary strengths of the combined business and leveraging the strong brand equity across the portfolio to deliver enhanced value to shareholders, customers and employees.”

“We believe this is a landmark moment for the additive manufacturing industry,” said Ric Fulop, Co-founder, Chairman and CEO of Desktop Metal. “The combination of these two great companies marks a turning point in driving the next phase of additive manufacturing for mass production. We are excited to complement our portfolio of production metal, sand, ceramic and dental 3D printing solutions with Stratasys’ polymer offerings. Together, we will strive to build an even more resilient offering with a diversified customer base across industries and applications in order to drive long-term sustainable growth. We look forward to combining with Stratasys to deliver profitability while driving further innovation for a larger customer base and providing expanded opportunities for our employees.”

Compelling Strategic and Financial Benefits of the Transaction

●	Combined Company Creates Greater Opportunities for Growth: The transaction establishes a uniquely scaled additive manufacturing company that is expected to be one of the largest companies in the industry, targeting $1.1 billion in 2025 revenue. In addition, there are significant opportunities as additive manufacturing increases its offerings in mass production, with expected industry growth to more than $100 billion by 2032.

●	Brings Together Complementary Portfolios: Bringing together Stratasys’ and Desktop Metal’s additive manufacturing platform offerings, the combined company will have a broad product portfolio and attractive positions across multiple additive manufacturing technologies and solutions. Upon close, more than 50% of pro forma combined company revenue is expected to be derived from end-use-parts manufacturing and mass production, one of the fastest growing segments in additive manufacturing. The combined company is expected to offer customers end to end solutions from designing, prototyping and tooling to mass production and aftermarket operations across the entire manufacturing lifecycle.

●	Unites Robust Innovation and Technology Expertise: The transaction brings together complementary IP portfolios with more than 3,400 patents and pending patent applications. Together, Stratasys and Desktop Metal have invested over $500 million in R&D over the last four fiscal years. In addition, the combined company will have one of the largest R&D and engineering teams in the industry with over 800 scientists and engineers focused on driving innovation across a differentiated materials library.

●	Diversifies Customer Base Across Industries and Applications: This combination brings together complementary products and technologies that cover a wide range of industry verticals and use cases. The combined company is expected to have superior global go-to-market capabilities with enhanced market access for recognizable brands, backed up by premier customer support capabilities. With more than 27,000 industrial customers, the combined company will have a large customer base across industries, materials and applications to drive significant recurring revenue from consumables.

●	Creates Opportunities for Meaningful Synergies: The combined company is expected to generate approximately $50 million in additional annual run-rate cost synergies by 2025, due primarily to cost reductions in sales, general and administrative expenses, supply chain management and optimization of operational processes. The combined company is expected to generate an additional $50 million in annual run-rate revenue synergies by 2025 from enhanced market access.[1]

[1]	Based on management estimates. Run-rate synergies expected to be realized by CY 2025E.

●	Increases Financial Strength: The combined company is targeting 10%-12% adjusted EBITDA margins in 2025. Together, Stratasys and Desktop Metal had $437 million[2] of cash and cash equivalents as of the first quarter of 2023, and this transaction accelerates the combined company’s financial flexibility through a well-capitalized balance sheet to drive future growth.

Leadership and Governance

Following the close of the transaction, Dr. Zeif will lead the combined company as Chief Executive Officer together with Mr. Fulop as Chairman of the Board. Upon completion of the transaction, the combined company’s Board of Directors will be comprised of 11 members, five of whom will be selected by Stratasys, and five of whom will be selected by Desktop Metal, plus Dr. Zeif as CEO. Stratasys Chairman Dov Ofer will serve as lead independent director of the combined company.

Timing to Close and Approvals

The transaction, which is expected to be completed in the fourth quarter of 2023, is subject to customary closing conditions, including the approval of Stratasys’ shareholders and Desktop Metal’s stockholders and the receipt of certain governmental and regulatory approvals.

Shareholder Rights Plans

In connection with the transaction, Stratasys entered into an amendment to its existing shareholder rights plan (as amended, the “Stratasys Rights Plan”), pursuant to which the expiration date has been extended to the later of (a) July 24, 2023 and (b) the conclusion of the extraordinary general meeting of Stratasys’ shareholders for the purpose of seeking approval of Stratasys’ shareholders of the transactions contemplated by the merger agreement (unless such meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or such time as the merger agreement has been terminated in accordance with its terms. The extension of the expiration date of the Stratasys Rights Plan is intended to ensure that all shareholders have a meaningful opportunity to vote on the approval of the transaction and preserve for all shareholders the long-term value of the company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium. The Stratasys Rights Plan will not prevent any person from making a superior proposal pursuant to the terms of the merger agreement.

Also in connection with the transaction, the Desktop Metal board intends to adopt a limited duration shareholder rights plan (the “Desktop Metal Rights Plan”). The Desktop Metal Rights Plan will be designed to assist the Desktop Metal board in maximizing shareholder value in connection with the transaction. The Desktop Metal Rights Plan, like the Stratasys Rights Plan, will not prevent any person from making a superior proposal pursuant to the terms of the merger agreement.

[2]	Before executing the Covestro acquisition.

Additional details about the amendment to the Stratasys Rights Plan will be included in a Form 6-K to be filed by Stratasys with the SEC. Additional details about the Desktop Metal Rights Plan will be included in a Current Report on Form 8-K to be filed by Desktop Metal with the U.S. Securities and Exchange Commission (the “SEC”).

Stratasys and Desktop Metal Guidance

Stratasys today reaffirmed the guidance provided on May 16, 2023 when the company reported its first quarter earnings results, including its medium-term financial forecast. Desktop Metal also reaffirmed full year 2023 guidance provided with its first quarter earnings results on May 10, 2023.

Conference Call and Webcast

Stratasys and Desktop Metal will host a joint conference call and webcast today at 8:30 A.M. ET to discuss the details of the transaction.

The companies have posted a presentation regarding the transaction on the Investor Relations sections of their websites.

The investor conference call will be available via live webcast on Stratasys’ investor relations website at investors.stratasys.com and on Desktop Metal’s investor relations website at ir.desktopmetal.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=TAE4tFjn.

To participate by telephone, the U.S. toll-free number is 877-524-8416 and the international dial-in is +1 412-902-1028. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com and ir.desktopmetal.com, or by accessing the above-provided web address.

Stratasys and Desktop Metal have also launched a website, www.NextGenerationAM.com, where the presentation and other materials related to the transaction are available.

Advisors

J.P. Morgan Securities LLC is acting as exclusive financial advisor to Stratasys and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel. Stifel is acting as exclusive financial advisor to Desktop Metal and Latham & Watkins LLP and Shibolet & Co. are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

About Desktop Metal

Desktop Metal (NYSE:DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Our innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. We’re the original inventors and world leaders of the 3D printing methods we believe will empower this shift, binder jetting and digital light processing. Today, our systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use our technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and our #TeamDM brands at www.desktopmetal.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys Ltd. (“Stratasys”) and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys intends to file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Contacts

Stratasys

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Rosa Coblens

VP Sustainability, Public Relations IL & Global Internal Communications

Rosa.Coblens@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703

Desktop Metal

Investor Relations
Jay Gentzkow
jaygentzkow@desktopmetal.com

(781) 730-2110

Media Relations
Sarah Webster
sarahwebster@desktopmetal.com

(313) 715-6988